Exhibit 99.1

Brookfield Asset Management Inc.

REPORT ON VOTING RESULTS

Annual Meeting of Shareholders

May 5, 2010

National Instrument 51-102 – Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual Meeting of Shareholders of Brookfield Asset Management Inc. (the “Corporation”) was held on Wednesday, May 5, 2010 at 2:00 p.m. at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario. At this meeting, there were 665 shareholders represented in person or by proxy holding 379,271,339 Class A Limited Voting Shares (“Class A Shares”), representing 66.1% of the Corporation’s 573,691,703 issued and outstanding Class A Shares, and two shareholders holding 85,120 Class B Limited Voting Shares (“Class B Shares”), representing 100% of the Corporation’s 85,120 issued and outstanding Class B Shares.

The following is a summary of the votes cast by holders of the Class A Shares and Class B Shares represented at this meeting.

Election of Directors

All of the 16 nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at the meeting by acclamation. As indicated below, each director elected at the meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated for election by this class of shareholders:

Class	Director	Votes For	Proxy %	Votes Withheld	Proxy %
Class A Shareholders	Marcel R. Coutu	362,697,155	99.5	1,716,819	0.5
	V. Maureen Kempston Darkes	363,278,992	99.7	1,134,982	0.3

	Lance Liebman	363,245,990	99.7	1,167,984	0.3

	G. Wallace F. McCain	363,497,219	99.8	916,755	0.2

	Frank J. McKenna	361,794,791	99.3	2,619,183	0.7

	Jack M. Mintz	363,512,771	99.8	901,203	0.2

	Patricia M. Newson	363,614,319	99.8	799,655	0.2

	James A. Pattison	363,295,948	99.7	1,118,026	0.3

Management received a proxy from the holder of Class B Shares to vote all of the 85,120 Class B Shares represented by this proxy for each of the eight directors nominated for election by this class of shareholder: namely Jack L. Cockwell, J. Trevor Eyton, J. Bruce Flatt, James K. Gray, Robert J. Harding, Philip P. Lind, David W. Kerr and George S. Taylor.

Appointment of Auditors

The resolution to reappoint Deloitte & Touche LLP, Chartered Accountants, as the external auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the required majority of both the holders of Class A Shares and Class B Shares.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	Proxy %	Votes Withheld	Proxy %
Class A Shares	Carried	371,622,161	98.1	7,341,704	1.9
Class B Shares	Carried	85,120	100.0	Nil	Nil

Other Business

There were no other matters coming before the meeting that required a vote by either the holders of Class A Shares or Class B Shares.

Brookfield Asset Management Inc.

/s/ “Catherine J. Johnston”
Catherine J. Johnston
Corporate Secretary

Date: May 10, 2010